Exhibit 99.10

CONSENT OF ENGINEER

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with (a) the report entitled “Technical Report on the Hairhan Uranium Exploration Property in Mongolia” dated March 23, 2011, (b) the report entitled the “Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated June 17, 2014, and (c) the report entitled the “Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated November 25, 2015, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 29, 2016

/s/ William E. Roscoe
William E. Roscoe, Ph.D., P.Eng. Roscoe Postle Associates Inc.